United States securities and exchange commission logo





                               November 14, 2023

       Zonghan Wu
       Chief Executive Officer
       SSHT S&T Group Ltd.
       46 Reeves Road, Pakuranga
       Auckland, New Zealand, 2010

                                                        Re: SSHT S&T Group Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 26,
2023
                                                            File No. 333-271831

       Dear Zonghan Wu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

       Amendment No. 4 to Draft Registration Statement on form S-1 filed October 26, 2023

       Cover page

   1.                                                   We note your response
to prior comment 2. Please revise to state the name of the    Chinese
                                                        legal counsel    that
you disclose has advised that you are       not required to seek pre-
                                                        authorizations from
Chinese authorities now, as the offering is not completed    and    that
                                                        the Company should,
through SJMC, complete the filing procedures with CSRC within 3 working days of the
offering being completed.    Please also file a consent of counsel or
                                                        clarify whether one has
already been filed.
   2. Please tell us why you refer to the Foreign Investment Law as a "Draft," as it appears that the Foreign Investment
Law has been enacted. Please revise throughout to reflect the enactment of the
Foreign Investment Law.
   3.                                                   Your disclosure
indicates that this offering is classified as a "subsequent securities
 Zonghan Wu
SSHT S&T Group Ltd.
November 14, 2023
Page 2
       offering" and therefore pre-authorization by Chinese authorities is not required for the offering, but you will be required to complete the filing procedures with the CSRC within three working days of the offering. According to your disclosure, a subsequent securities offering is defined as an offering in the same overseas market where the company has previously offered and listed securities. It appears that you and/or counsel have concluded that you meet the criteria for a subsequent offering based on the company's quotation on the OTC Pink market. Please explain the consequences to you and to investors if this interpretation is incorrect and your quotation on the OTC Pink market is not sufficient to meet the requirement that you have listed securities in an overseas market.
Prospectus Summary, page 4

4. We note your response to prior comment 5 and reissue in part. Please revise to include references to you and your subsidiaries in the discussions about permissions or approvals required from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In this regard, we note your disclosure on page 1 that
       "references in this prospectus to    the Company,       SSHT,       we,
     our,       us    refer only to
       SSHT S&T Group Ltd," which appears to exclude your subsidiaries. Please make conforming changes where appropriate.
We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises..., page 14

5. We note your response to prior comment 7 and reissue for clarification. Your disclosure
       that you face uncertainties with respect to    indirect transfers of
equity interests in PRC
       resident enterprises by their non-PRC holding companies    remains
unclear. Please clarify
       whether and how such transfers, if true, are related to the revised disclosure about transactions among SJMC and its shareholders, and dividends declared and payable upon the equity interests in SJMC.
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameZonghan Wu
                                                             Division of
Corporation Finance
Comapany NameSSHT S&T Group Ltd.
                                                             Office of Trade &
Services
November 14, 2023 Page 2
cc:       Jeff Turner, Esq.
FirstName LastName